Kidde

02060404

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH. D.C. 155 SECTION

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

8 November 2002

Dear sir/madam

Kidde plc - SEC File No 82-5153

As required by Rule 12g 3-2(b), I attach update material made public in October.

Yours faithfully

E. Palmer

pp. S C Hornbuckle
Assistant Secretary
Kidde plc

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

dlw 12/10

Kidde

Press Release

14 October 2002

Kidde plc

Litigation settlement

Kidde plc announces that it has reached an agreement to settle all outstanding litigation between X-IT Products LLC and Walter Kidde Portable Equipment Inc for $17.4 million.

This payment is in full and final settlement and, when taken together with Kidde's own legal costs, is within the £14.5m exceptional provision made in the interim results for the half year ended 30 June 2002.

Enquiries:

Kidde plc **+44 (0) 1753 689 848**

Michael Harper, Chief Executive
John Nicholas, Group Finance Director

Finsbury Group **+44 (0) 20 7251 3801**

Edward Orlebar
Melanie Gerlis

A copy of this announcement is available at www.kidde.com

SEC MAIL PROCESSING
RECEIVED
NOV 15 2002
WASH. D.C. 155 SECTION

23 October 2002

Kidde plc - site visit for investors

Kidde plc announces that it is hosting a site visit for investors at its Italian subsidiary in Milan today. No new information on current trading will be disclosed during the visit. Copies of the presentation used during the visit will be made available on the Company's website, www.kidde.com, at the conclusion of the visit.

Enquiries:

S C Hornbuckle Assistant Secretary, Kidde plc
Tel: 01753 766243

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANKERS TRUST COMPANY	3,317,600
BANK OF NEW YORK	26,618,807
CHASE NOMINEES LTD	86,919,704
CLYDESDALE BANK PLC	7,709,736
DEUTSCHE BANK AG	71,638
NORTHERN TRUST COMPANY	5,381,892
ROYAL TRUST CORPORATION OF CANADA	3,826,282
STATE STREET BANK & TRUST COMPANY	9,497,871

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

3 October 2002

12) Total holding following this notification
143,343,530

13) Total percentage holding of issued class following this notification

17.2839%

14) Any additional information

-

15) Name of contact and telephone number for queries

Steve Hornbuckle, Assistant Secretary, Kidde plc, 01753 766243

16) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle

Date of notification 4 October 2002